SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                              DBS Industries, Inc.
                              --------------------
                                (Name of Issuer)

                         Common Stock, Par Value $0.0004
                        --------------------------------
                         (Title of Class of Securities)


                                   387242 100
                                   ----------
                                 (CUSIP Number)

                                 Michael Apatoff
                            c/o DBS Industries, Inc.
                        100 Shoreline Highway, Suite 190A
                          Mill Valley, California 94941

           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 April 15, 2002
                                 --------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 387242 100


--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON                                    MICHAEL APATOFF
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             a [  ]
                                                                   b [  ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d)  OR 2(e) [   ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A
--------------------------------------------------------------------------------

                                       7.       SOLE VOTING POWER

            NUMBER OF                                 18,320,053
             SHARES                    -----------------------------------------
           BENEFICIALLY                8.       SHARED VOTING POWER
             OWNED
            BY EACH                                       0
           REPORTING                   -----------------------------------------
          PERSON WITH                  9.       SOLE DISPOSITIVE POWER

                                                       18,320,053
                                       -----------------------------------------
                                       10.      SHARED DISPOSITIVE POWER

                                                          0
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           18,320,053
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            45.1%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGES, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer.
         -------------------

     This statement relates to shares of Common Stock, par value $0.0004 (the "Shares") of DBS Industries, Inc., a Delaware corporation ("Issuer"). The address of the Issuer's principal executive office is DBS Industries, Inc., 100 Shoreline Highway, Suite 190A, Mill Valley, California 94941. The Reporting Person (as described below) owns Shares and has the right to acquire Shares within 60 days that are included in his beneficial ownership as set forth in
Item 5.

Item 2.  Identity and Background.
         -----------------------

     a. The person filing this statement is Michael Apatoff (the "Reporting Person").

     b. The business address of Michael Apatoff is c/o DBS Industries, Inc., 100 Shoreline Highway, Suite 190A, Mill Valley, California 94941.

     c. Mr. Apatoff's principal occupation is as an entrepreneur. He became a director of the Issuer on February 5, 2002. He also provides strategic consulting services for the Issuer and has received warrants to purchase 250,000 Shares for his services as set forth in Item 5.

     The Reporting Person, during the past five (5) years, has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

     All Shares and warrants to purchase Shares were purchased with Mr. Apatoff's own funds.

Item 4.  Purpose of the Transactions.
         ---------------------------

     Mr. Apatoff  acquired the Shares and warrants of the Issuer as described in
Item 5 for investment purposes and to potentially provide the Issuer with working capital for operations.

     Mr. Apatoff will continue to evaluate his ownership and voting position in the Issuer and may consider the following future courses of action:

     a. Mr. Apatoff, subject to and depending upon availability of prices he deems favorable, may purchase additional Shares from time to time in the open market or in privately negotiated transactions with third parties. Further, while it is not the present intention of Mr. Apatoff to do so, he reserves the right to dispose of the Shares held by him in the open market, in privately negotiated transactions with third parties or otherwise, depending upon market conditions and other factors.

     b. Subject to on going evaluation, Mr. Apatoff has no current plans or proposals which relate to or would result in any of the following:

          (i)  An  extraordinary  corporate  transaction,   such  as  a  merger,
reorganization   or   liquidation,   involving   the   Issuer   or  any  of  its
subsidiaries;

          (ii) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (iii) Any change in the present  Board of Directors or  management  of
the Issuer,  including  any plans or proposals to change the number or term   of
directors or to fill any existing vacancies on the Board;

          (iv) Any material change in the present capitalization or dividend policy of the Issuer;

          (v) Any other material change in the Issuer's business or corporate structure;

          (vi)  Changes  in  the  Issuer's   charter,   bylaws  or   instruments
corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (vii) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (viii) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or

          (ix) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

     (a) Mr. Apatoff beneficially owns 18,320,053 or 45.1% of the Shares (includes 3,678,371 Shares and warrants to purchase 14,641,682 Shares held by Mr. Apatoff.).

     (b) Mr.  Apatoff  has the  sole  power to vote and  dispose  of  17,260,053
Shares.

     (c) On February 5, 2002, for becoming a Director of the Issuer, Mr. Apatoff was granted options to purchase (i) 3,333 Shares exercisable on June 5, 2002 and
(ii) 10,000 Shares exercisable on February 5, 2002. The exercise price for the options is $0.10 and the expiration date is February 5, 2012.

          On April 15, 2002, Mr. Apatoff exercised his warrant to purchase 1,050,000 Shares at $0.10 per Share, which would have expired on April 15, 2002. For exercising this warrant, Mr. Apatoff was granted an additional warrant to purchase 1,050,000 Shares at $0.10 per Share, expiring October 15, 2002.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
         -----------------------------------------------------------------------

         Not applicable.

Item 7.  Materials to be Filed as Exhibits.
         ---------------------------------

         Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:  April 18, 2002                     /S/ MICHAEL APATOFF
                                           -------------------------------
                                            Michael Apatoff, an individual




                                                                     Page 6 of 6